UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month October 2019

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .          .

Grifols, S.A.

Item		Sequential Page Number

1.	Press Release, dated October 29, 2019	1

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Results as of September 30, 2019

Grifols increases its revenues by 14.5%
to EUR 3,738 million

•                  Solid third-quarter performance drives revenue growth, increases operating cash flows, reduces debt and consolidates the upward trend in its operating margins for the first nine months of the year

•                  The Bioscience Division continues to lead revenue growth, increasing by 13.4% (8.4% cc(1)) to EUR 2,945 million, driven by solid demand of the main plasma proteins

•             Diagnostic Division sales increase to EUR 534 million (3.2%; -0.3% cc) and the Hospital Division grows by 9.3% (8.8% cc) to EUR 94 million. The Bio Supplies Division reports EUR 186 million in revenues

•             Reported EBITDA totals EUR 1,066 million, an increase of 13.5%, representing a 28.5% margin. Net profit reaches EUR 423 million

•             The net debt leverage ratio declines to 4.35x (4.20x cc)

Barcelona, October 29, 2019.- Grifols (MCE: GRF, MCE: GRF.P, NASDAQ: GRFS) reported EUR 3,737.8 million in revenues for the first nine months of 2019, growing by 14.5% and 9.7% excluding exchange rate variations for the period (cc).

Revenues rose sharply in the third quarter, increasing by 14.9% (11.8% cc). The main growth drivers were robust demand for the Bioscience Division’s main plasma proteins, which noted 13.1% (9.8% cc) growth, and the positive performance of the Diagnostic Division (4.1% and 1.8% cc), Hospital Division (12.1% and 11.9% cc) and Bio Supplies Division (122.7% and 116.8% cc).

The Bioscience Division continues to serve as the company’s primary growth engine. The division’s revenues grew by 13.4% (8.4% cc) over the first three quarters to EUR 2,945.2 million. Immunoglobulins sales attained double-digit growth and were particularly strong in the United States. Also of note were the recovery of albumin sales in China, projected following license renewals, and the upswing in sales of alpha-1 antitrypsin.

Revenues from the Diagnostic Division reached EUR 534.3 million for the first nine months of 2019, increasing by 3.2% (-0.3% cc). The transfusion medicine business line, led by the

(1) Constant currency (cc) excludes exchange rate fluctuations over the period.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

growth of the blood typing business in the U.S and China, contributed to the division’s revenue growth.

Hospital Division revenues grew by 9.3% (8.8% cc) to EUR 93.7 million, driven by strong sales in all of its business lines. The Bio Supplies Division expanded by 142.0% (133.1% cc) to EUR 186.4 million over the first nine months of 2019.

Grifols sustained the upward trend in its operating margins in the third quarter of 2019. As of September 30, its gross margin was 46.4% (47.8% underlying), driven by strong demand for the main plasma proteins, optimized manufacturing efficiencies and a positive cost evolution of plasma. Reported EBITDA for the first nine months of 2019 increased by 13.5% to EUR 1,066.1 million, with a 28.5% margin. Underlying EBITDA(1) was 29.0%.

Grifols continued to focus on innovation in the first three quarters to promote its long-term sustainable growth. Net R+D+i investments reached EUR 244.6 million, increasing by 16.5% compared to the same period last year. This figure includes in-house, external and investee-led projects.

Grifols also moved ahead with its planned CAPEX investments, allocating EUR 188.5 million (an increase of 16.0%) in the first three quarters to bolster its manufacturing capacity. These investments align with the company’s overriding objective to anticipate and meet the market’s evolving needs, which is among its strategic growth pillars.

Grifols’ financial results totaled EUR 265.4 million. The cost of debt remained stable in the third quarter compared to previous quarters at EUR 88.5 million, although exchange rate variations wielded a negative impact of EUR 9.3 million.

Net profit totaled EUR 423.4 million in the first nine months of the year, representing a 9.6% decrease compared to the same period last year. This decline is mainly due to the evolution of interest rates and changes in accounting standards for leases (IFRS 16), which amounted to EUR 20.2 million from January to September 2019. In 2018, Grifols’ net results included a financial positive impact of EUR 32 million generated from the divestment in TiGenix.

The effective tax rate remained at 20%.

Excluding the impact of IFRS 16(2), Grifols’ net financial debt stood at EUR 5,803.6 million, including EUR 792.1 million in cash. The net financial debt over EBITDA fell to 4.35x (4.20x cc), a significant improvement compared to the 4.78x reported in the first quarter of 2019.

Effective financial management remains a key priority for Grifols in order to optimize and reduce its debt levels and maintain a strong cash position. Inventory levels increased as a result of the strategic decision to continue building up plasma volumes to meet the strong demand for plasma therapies.

The company maintains a solid operating cash generation to meet its planned growth initiatives. Cash generation reached EUR 339.2 million over the first nine months of the year.

(1)  Excludes third-party plasma sales carried out by Haema and Biotest.

(2)  As of September 30, 2019, the impact from the application of IFRS 16 on the debt total was more than EUR 723 million.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

As of September 30, 2019, Grifols had EUR 792.1 million in cash positions and more than EUR 420 million in undrawn lines of credit, raising its liquidity position to over EUR 1,200 million.

REVENUE PERFORMANCE

Bioscience Division

The Bioscience Division reported more than EUR 1,000 million in revenues for the second consecutive quarter. In the third quarter of 2019, the division reported EUR 1,025.2 million in sales, which grew by 13.1% (9.8% cc) compared to the same period last year.

Following this positive upward trend in the third quarter, the division’s revenues grew by 13.4% (8.4% cc) to EUR 2,945.2 million during the first nine months of the year.

Solid demand for the main plasma proteins — especially immunoglobulins, albumin and alpha-1 antitrypsin — served as the division’s primary growth drivers.

The demand for immunoglobulins remains exceptionally strong in all regions where Grifols operates, particularly in the U.S. and the main European markets, which saw double-digit growth in sales.

Grifols is committed to developing new formulations and indications in order to meet the evolving needs of patients. To this end, Grifols received FDA approval in July 2019 for XembifyTM, a 20% subcutaneous immunoglobulin that enhances its portfolio of products to treat primary immunodeficiencies. The company is planning the U.S. launch of XembifyTM in last quarter of 2019 and is currently working with global health authorities to obtain approval in Canada, Europe and other global markets.

Revenues of alpha-1 antitrypsin continue to rise. Grifols’ sale efforts and higher diagnosis rates have led to increased market penetration in European Union (EU) countries and a stronger position in the U.S., its main market. Grifols continues its efforts to improve the diagnosis rates of alpha-1 antitrypsin deficiency by developing in-house innovations, such as the AlphaKitTM (blood test) and AlphaIDTM (oral test).

Albumin sales grew significantly, particularly in the U.S., several EU countries and China, where growth was projected following the renewal of certain licenses.

Sales of factor VIII followed a similar pattern as that seen in previous quarters. The company’s efforts to position factor VIII as the best treatment for patients with hemophilia A, especially in the U.S. and emerging markets, have allowed it to maintain its sales volume.

Grifols continues to promote its specialty proteins to expand its product portfolio. The company also reported strong sales of hyperimmune immunoglobulins in the third quarter, particularly the new formulation for its anti-rabies immunoglobulin (HyperRAB®).

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Diagnostic Division

The Diagnostic Division grew by 4.1% (1.8% cc) in the third quarter to EUR 185.6 million, contributing to a 3.2% (-0.3% cc) increase in revenues in 2019, which totaled EUR 534.3 million for the first nine months of the year.

Revenues from the transfusion medicine line continue to drive growth. Sales of NAT technology systems (Procleix® NAT Solutions), used to detect viruses in blood and plasma donations, maintained their contribution to the division’s overall performance. The company installed the first Procleix Panther® systems in Peru as part of its global expansion efforts. After receiving the CE marking, the division will launch its innovative Procleix® Panther® system with Automated Ready Technology (ART), designed to optimize laboratory workplace flows.

Over the last 12 months the division has successfully continued its strategy of geographic expansion bringing NAT technology to Malta, Hungary, Slovakia, Bulgaria, Botswana, Panama and Ecuador.

The blood typing line, which includes analyzers (Wadiana®, Erytra® and Erytra Eflexys®), gel cards (DG-Gel®) and reagents, grew by double digits. Sales were especially dynamic in China, a market with high growth potential for the division; the United States, its core market that continues to expand thanks to the firm’s strategic investments; and specific countries in Europe (such as Italy and Switzerland) and LATAM (such as Argentina, Mexico and Brazil).

Grifols continues working to bolster sales of recombinant proteins, used to produce diagnostic immunoassays. The agreement signed with the South Korean firm PCL in the third quarter will enable Grifols to bolster this business line.

The division also reported a notable sales upturn of blood-collection bags, a segment that will grow after operations commence in the new plant in Brazil in October 2019. The plant’s production output will initially meet the demand of the Brazilian market, although Grifols aims to boost its presence in other Latin American markets over the next two years as its obtains the necessary regulatory approvals.

Stable revenues were reported in the specialized diagnostics line, a business area that will benefit as the product portfolio of clinical diagnostics gradually expands. To this end, of note are the FDA approvals of QNext®, a coagulometer developed in-house, and DG-PT (thromboplastin), one of the main reagents to promote hemostasis. With this latter approval, Grifols became the first company in more than 15 years to earn authorization in the U.S. market to sell instruments and reagents for routine hemostasis testing.

Hospital Division

The Hospital Division continued to grow in the third quarter of 2019. Sales in 3Q 2019 increased by 12.1% (11.9% cc) to EUR 30.3 million. The division grew by 9.3% (8.8% cc) to EUR 93.7 million in the first nine months of the year.

Growth was seen in all of the division’s business lines. These include Pharmatech, comprised by the inclusiv® product portfolio of equipment; software and IV solutions designed to optimize the safety, efficiency and handling operations of hospital pharmacies, as well as MedKeeper® and Kiro Grifols® technological solutions; intravenous solutions, led by the U.S. distribution of the physiological saline solution manufactured in Grifols’ Murcia (Spain) plant and its use in

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Grifols’ plasma centers; medical devices, clinical nutrition products and third-party manufacturing services.

Bio Supplies Division

The Bio Supplies Division generated EUR 186.4 million in revenues over the first nine months of the year, growing by 142.0% (133.1% cc) compared to the same period last year.

The division’s growth stems primarily from sales of biological products for non-therapeutic uses and third-party plasma through Haema and Biotest (EUR 131.6 million for the first three quarters).

CORPORATE TRANSACTIONS, R+D+i and CAPEX

Grifols presents additional encouraging results of the AMBAR trial at AAIC in Los Angeles (U.S.)

Grifols presented additional findings on its AMBAR (Alzheimer Management by Albumin Replacement) clinical trial for the treatment of Alzheimer’s disease at the Alzheimer’s Association International Conference (AAIC), held last July in Los Angeles (USA).

These results complement and confirm those presented in October 2018 for patients in both the mild and moderate stages of the disease. They also point in the same direction as those unveiled at the 14th International Congress on Alzheimer’s and Parkinson’s (AD/PD) in Lisbon (Portugal) in March 2019.

These latest findings center on two scales that evaluate the cognitive and daily living status of patients: CDR-Sb (Clinical Dementia Rating — Sum of Boxes) and ADCS-CGIC (Alzheimer’s Disease Cooperative Study — Clinical Global Impression of Change).

The results showed a statistically significant reduction in disease progression in all patients treated, regardless of the stage of the disease (mild or moderate).

In particular, the CDR-Sb scale — which assesses memory, orientation, reasoning, planning and problem-solving — shows a statistically significant 71% less decline with respect to placebo in patients treated as a whole. This significance remains when analyzing the three study treatment arms separately, with less decline at 14 months which ranged 65-71%.

Results of ADCS-CGIC scale follow a similar line: a highly statistically significant stabilization is observed in all treated patients with respect to placebo. This effect remains in all three treatment arms when analyzed separately. This scale evaluates several domains of cognition, daily functioning and behavior from both patient and caregiver perspectives.

Another result shared at AAIC was that the plasma amyloid-beta saw-tooth mobilization pattern, observed in earlier clinical trials, proved to be similar for both conventional and low-volume plasmapheresis performed in the AMBAR trial. This finding reinforces the investigational use of smaller volumes of plasma protein replacement therapies.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Grifols plans to release complete clinical results, including biomarkers and neuroimaging results, on December 6, 2019 at the Clinical Trials on Alzheimer’s Disease (CTAD) Conference in San Diego (USA).

First project in Africa

In the third quarter of 2019, Grifols reached an agreement with Soludia Maghreb, a Morocco-based provider of hemodialysis solutions, to build a new production line of intravenous solutions in the country.

Under the agreement, Grifols will develop, build and automate the main process equipment for the IV solutions line, while Grifols Engineering will design a leading-edge manufacturing line to produce IV solutions bags.

Scheduled to open in 2020, the plant is Grifols’ first industrial venture on the African continent.

Capital investments (CAPEX)

Grifols invested EUR 188.5 million in the first three quarters of 2019 to further enhance and expand the production capacities of its four divisions. The company continues its scheduled investments outlined in the 2018-2022 Capital Investment Plan, endowed with EUR 1,400 million to guarantee Grifols’ long-term sustainable growth.

In the third quarter, Grifols was awarded with Spain’s Industrial Excellence Award (IEA), which highlighted the company’s successful business models and supply chain management.

Investor contact:

Investor Relations

inversores@grifols.com - investors@grifols.com

Phone number: +34 93 571 02 21

Media contact:

Raquel Lumbreras	raquel_lumbreras@duomocomunicacion.com
Borja Gómez	borja_gomez@duomocomunicacion.com
Duomo Comunicación - Grifols Press Office

Phone number: +34 91 311 92 89 - +34 91 311 92 90

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

KEY FINANCIAL FIGURES

In millions of euros except % and EPS	9M 2019	9M 2018	% Var
NET REVENUE (NR)	3,737.8	3,263.9	14.5%
GROSS MARGIN UNDERLYING (1)	47.8%	47.2%
GROSS MARGIN	46.4%	46.9%
EBITDA UNDERLYING (1)	1,044.9	939.4	11.2%
% NR	29.0%	29.0%
EBITDA REPORTED	1,066.1	939.4	13.5%
% NR	28.5%	28.8%
GROUP PROFIT	423.4	468.3	(9.6)%
% NR	11.3%	14.3%
ADJUSTED (2) GROUP PROFIT	524.9	529.0	(0.8)%
% NR	14.0%	16.2%
CAPEX	188.5	162.5	16.0%
R&D NET INVESTMENT	244.6	209.9	16.5%
EARNINGS PER SHARE (EPS) REPORTED	0.62	0.69	(9.6)%

	September 2019		December 2018		% Var
TOTAL ASSETS	14,037.0		12,477.0		12.5%
TOTAL EQUITY	5,291.9		4,696.6		12.7%
CASH & CASH EQUIVALENTS	792.1		1,033.8		(23.4)%
LEVERAGE RATIO	4.35/(4.20cc)	(3)	4.32/(4.19 cc)	(3)

(1) Excludes the impact of plasma sold to third parties from Haema and Biotest.

(2) Excludes non-recurring items and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing, amortization of intangible assets related to acquisitions and IFRS 16.

(3) Constant currency (cc) excludes exchange rate fluctuations over the period.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

PROFIT AND LOSS ACCOUNT

In thousands of euros	9M 2019	9M 2018	% Var
NET REVENUE (NR)	3,737,781	3,263,918	14.5%
COST OF SALES	(2,005,167)	(1,732,396)	15.7%
GROSS MARGIN	1,732,614	1,531,522	13.1%
% NR	46.4%	46.9%
R&D	(200,989)	(170,481)	17.9%
SG&A	(696,175)	(588,032)	18.4%
OPERATING EXPENSES	(897,164)	(758,513)	18.3%
SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES - CORE ACTIVITIES	6,564	—
OPERATING RESULT (EBIT)	842,014	773,009	8.9%
% NR	22.5%	23.7%
FINANCIAL RESULT	(265,385)	(180,330)	47.2%
SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES	(18,626)	(7,943)	134.5%
PROFIT BEFORE TAX	558,003	584,736	(4.6)%
% NR	14.9%	17.9%
INCOME TAX EXPENSE	(111,601)	(118,247)	(5.6)%
% OF PRE-TAX INCOME	20.0%	20.2%
CONSOLIDATED PROFIT FOR THE YEAR	446,402	466,489	(4.3)%
RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(23,000)	1,808	(1372.1)%
GROUP PROFIT FOR THE PERIOD	423,402	468,297	(9.6)%
% NR	11.3%	14.3%

GROUP PROFIT RECONCILIATION

In millions of euros	9M 2019	9M 2018	% Var
GROUP PROFIT	423.4	468.3	(9.6)%
% NR	11.3%	14.3%
Amortization of deferred financial expenses	51.0	42.2	20.8%
Amortization of intangible assets acquired in business combinations	36.8	33.6	9.5%
Non-recurring items and associated with recent acquisitions	18.9	—
IFRS 16	20.2	—
Tax impacts	(25.4)	(15.1)	68.2%
ADJUSTED GROUP NET PROFIT	524.9	529.0	(0.8)%
% NR	14.0%	16.2%

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

9M - NET REVENUE BY DIVISION

In thousands of euros	9M 2019	% of Net Revenues	9M 2018	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	2,945,217	78.8%	2,596,311	79.5%	13.4%	8.4%
DIAGNOSTIC	534,294	14.3%	517,738	15.9%	3.2%	(0.3)%
HOSPITAL	93,724	2.5%	85,741	2.6%	9.3%	8.8%
BIO SUPPLIES	186,372	5.0%	77,001	2.4%	142.0%	133.1%
OTHERS	15,629	0.4%	17,717	0.5%	(11.8)%	(16.5)%
INTERSEGMENTS	(37,455)	(1.0)%	(30,590)	(0.9)%	22.4%	17.9%
TOTAL	3,737,781	100.0%	3,263,918	100.0%	14.5%	9.7%

9M - NET REVENUE BY REGION

In thousands of euros	9M 2019	% of Net Revenues	9M 2018	% of Net Revenues	% Var	% Var cc*
US + CANADA	2,522,710	67.5%	2,173,657	66.6%	16.1%	9.5%
EU	632,186	16.9%	571,270	17.5%	10.7%	10.6%
ROW	582,885	15.6%	518,991	15.9%	12.3%	9.8%
TOTAL	3,737,781	100.0%	3,263,918	100.0%	14.5%	9.7%

* Constant currency (cc) excludes the impact of exchange rate movements.

3M - NET REVENUE BY DIVISION

In thousands of euros	3Q 2019	% of Net Revenues	3Q 2018	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	1,025,152	78.0%	906,436	79.2%	13.1%	9.8%
DIAGNOSTIC	185,620	14.1%	178,306	15.6%	4.1%	1.8%
HOSPITAL	30,281	2.3%	27,007	2.4%	12.1%	11.9%
BIO SUPPLIES	82,137	6.2%	36,877	3.2%	122.7%	116.8%
OTHERS	4,534	0.3%	6,139	0.5%	(26.1)%	(28.5)%
INTERSEGMENTS	(13,303)	(0.9)%	(10,965)	(0.9)%	21.3%	18.4%
TOTAL	1,314,421	100.0%	1,143,800	100.0%	14.9%	11.8%

3M - NET REVENUE BY REGION

In thousands of euros	3Q 2019	% of Net Revenues	3Q 2018	% of Net Revenues	% Var	% Var cc*
US + CANADA	874,367	66.5%	761,115	66.5%	14.9%	10.7%
EU	211,857	16.1%	202,063	17.7%	4.8%	4.9%
ROW	228,197	17.4%	180,622	15.8%	26.3%	24.0%
TOTAL	1,314,421	100.0%	1,143,800	100.0%	14.9%	11.8%

* Constant currency (cc) excludes the impact of exchange rate movements.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

CASH FLOW

In thousands of euros	9M 2019	9M 2018
REPORTED GROUP PROFIT	423,402	468,297
DEPRECIATION AND AMORTIZATION	224,121	166,366
NET PROVISIONS	(18,297)	(24,253)
OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL	47,334	(1,857)
CHANGES IN INVENTORIES	(253,018)	(181,302)
CHANGES IN TRADE RECEIVABLES	(13,663)	(14,815)
CHANGES IN TRADE PAYABLES	(70,671)	(3,690)
CHANGE IN OPERATING WORKING CAPITAL	(337,352)	(199,807)
NET CASH FLOW FROM OPERATING ACTIVITIES	339,208	408,746
BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES	(119,745)	(508,588)
CAPEX	(188,488)	(162,493)
R&D/OTHER INTANGIBLE ASSETS	(65,974)	(40,966)
OTHER CASH INFLOW / (OUTFLOW)	(18,934)	51,305
NET CASH FLOW FROM INVESTING ACTIVITIES	(393,141)	(660,742)
FREE CASH FLOW	(53,933)	(251,996)
ISSUE / (REPAYMENT) OF DEBT	(151,325)	57,798
DIVIDENDS (PAID) / RECEIVED	(98,423)	(139,036)
OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	10,140	(614)
NET CASH FLOW FROM FINANCING ACTIVITIES	(239,608)	(81,852)
TOTAL CASH FLOW	(293,541)	(333,848)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	1,033,792	886,521
EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS	51,883	29,335
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	792,134	582,008

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

BALANCE SHEET

ASSETS

In thousands of euros	September 2019	December 2018
NON-CURRENT ASSETS	10,377,186	8,993,795
GOODWILL AND OTHER INTANGIBLE ASSETS	7,880,443	6,594,767
PROPERTY PLANT & EQUIPMENT	2,112,661	1,951,983
INVESTMENTS IN EQUITY ACCOUNTED INVESTEES	124,032	226,905
NON-CURRENT FINANCIAL ASSETS	140,276	107,601
OTHER NON-CURRENT ASSETS	119,774	112,539
CURRENT ASSETS	3,659,798	3,483,251
INVENTORIES	2,327,170	1,949,360
TRADE AND OTHER RECEIVABLES	464,280	403,790
OTHER CURRENT FINANCIAL ASSETS	2,764	53,965
OTHER CURRENT ASSETS	73,450	42,344
CASH AND CASH EQUIVALENTS	792,134	1,033,792
TOTAL ASSETS	14,036,984	12,477,046

EQUITY AND LIABILITIES

In thousands of euros	September 2019	December 2018
EQUITY	5,291,874	4,696,604
CAPITAL	119,604	119,604
SHARE PREMIUM	910,728	910,728
RESERVES	2,787,330	2,441,931
TREASURY STOCK	(49,584)	(55,441)
INTERIM DIVIDENDS	0	(136,747)
CURRENT YEAR EARNINGS	423,402	596,642
OTHER COMPREHENSIVE INCOME	580,392	348,837
NON-CONTROLLING INTERESTS	520,002	471,050
NON-CURRENT LIABILITIES	7,350,296	6,523,121
NON-CURRENT FINANCIAL LIABILITIES	6,903,577	6,099,463
OTHER NON-CURRENT LIABILITIES	446,719	423,658
CURRENT LIABILITIES	1,394,814	1,257,321
CURRENT FINANCIAL LIABILITIES	415,426	277,382
OTHER CURRENT LIABILITIES	979,388	979,939
TOTAL EQUITY AND LIABILITIES	14,036,984	12,477,046

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

About Grifols

Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. Its four divisions — Bioscience, Diagnostic, Hospital and Bio Supplies — develop, produce and market innovative solutions and services that are sold in more than 100 countries.

Pioneers in the field of the plasma science, Grifols operates a growing network of donation centers worldwide. It transforms collected plasma into essential medicines to treat rare, chronic and, at times, life-threatening conditions. As a recognized leader in transfusion medicine, Grifols also offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion. In addition, the company supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care.

Grifols, with more than 22,000 employees in 30 countries, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety and ethical leadership.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS).

For more information, please visit www.grifols.com

LEGAL DISCLAIMER

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  October 29, 2019